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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10 )*

                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   619429 10 3
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675-6115
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------- -------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BFMA HOLDING CORPORATION
--------- -------------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                              (a)  [X]
                                                                                                           (b)  [ ]
--------- -------------------------------------------------------------------------------------------------------------
3)        SEC Use Only
--------- -------------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
--------- -------------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]
--------- -------------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          DELAWARE
-------------------- ------- ------------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             488,500
     Number of
      Shares
   Beneficially
     Owned by
       Each
     Reporting
      Person
        With
                     ------- ------------------------------------------------------------------------------------------
                     8)      Shared Voting Power
                             0
                     ------- ------------------------------------------------------------------------------------------
                     9)      Sole Dispositive Power
                             488,500
                     ------- ------------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             0
--------- -------------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          488,500
--------- -------------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                       [  ]
--------- -------------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          11.7%
--------- -------------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
--------- -------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------- -----------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          FLORESCUE FAMILY CORPORATION
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                              (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only
--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          NEVADA
-------------------- ------- ----------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             29,100
     Number of
      Shares
   Beneficially
     Owned by
       Each
     Reporting
      Person
        With
                     ------- ----------------------------------------------------------------------------------------
                     8)      Shared Voting Power
                             0
                     ------- ----------------------------------------------------------------------------------------
                     9)      Sole Dispositive Power
                             29,100
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             0
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          29,100
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]
--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          0.7%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
--------- -----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------- -----------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BARRY W. FLORESCUE
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                             (a) [X]
                                                                                                          (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only
--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          UNITED STATES
-------------------- ------- ----------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             517,600
     Number of
      Shares
   Beneficially
     Owned by
       Each
     Reporting
      Person
        With
                     ------- ----------------------------------------------------------------------------------------
                     8)      Shared Voting Power
                             56,300
                     ------- ----------------------------------------------------------------------------------------
                     9)      Sole Dispositive Power
                             517,600
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             56,300
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          573,900
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]
--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          13.7%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------- -----------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          NED L. SIEGEL
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                              (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only
--------- -----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------- -----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [ ]
--------- -----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          UNITED STATES
-------------------- ------- ----------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of
      Shares
   Beneficially
     Owned by
       Each
     Reporting
      Person
        With
                     ------- ----------------------------------------------------------------------------------------
                     8)      Shared Voting Power
                             56,300
                     ------- ----------------------------------------------------------------------------------------
                     9)      Sole Dispositive Power
                             0
                     ------- ----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             56,300
--------- -----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          56,300
--------- -----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------- -----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          1.3%
--------- -----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------- ----------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          RICHARD A. BLOOM
--------- ----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                             (a) [X]
                                                                                                          (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3)        SEC Use Only
--------- ----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------- ----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]
--------- ----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          UNITED STATES
-------------------- ------- ---------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             10,000
     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
        WITH
                     ------- ---------------------------------------------------------------------------------------
                     8)      Shared Voting Power
                             0
                     ------- ---------------------------------------------------------------------------------------
                     9)      Sole Dispositive Power
                             10,000
                     ------- ---------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             0
--------- ----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          10,000
--------- ----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]
--------- ----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          0.2%
--------- ----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------- ----------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          CHARLES W. MIERSCH
--------- ----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                              (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3)        SEC Use Only
--------- ----------------------------------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------- ----------------------------------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [ ]
--------- ----------------------------------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
          UNITED STATES
-------------------- ------- ---------------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             1,000
     Number of
      Shares
   Beneficially
     Owned by
       Each
     Reporting
      Person
        With
                     ------- ---------------------------------------------------------------------------------------
                     8)      Shared Voting Power
                             0
                     ------- ---------------------------------------------------------------------------------------
                     9)      Sole Dispositive Power
                             1,000
                     ------- ---------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             0
--------- ----------------------------------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          1,000
--------- ----------------------------------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        [ ]
--------- ----------------------------------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount In Row (11)
          0.0%
--------- ----------------------------------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------------------------------------------

         This Amendment No. 10 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of January 25, 2001, filed by BFMA Holding Corporation, Florescue Family Corporation, Barry
W. Florescue and Ned L. Siegel as amended by Amendment No. 1 relating to the event date of March 21, 2001, Amendment No. 2 relating to the event date of April 26, 2001, Amendment No. 3 relating to the event date of June 27, 2001, Amendment No. 4 relating to the event date of July 19, 2001, Amendment No. 5 relating to the event date of July 27, 2001, Amendment No. 6 relating to the event date of September 6, 2001, Amendment No. 7 relating to the event date of November 8, 2001, Amendment No. 8 relating to the event date of February 14, 2002 and Amendment No. 9 relating to the event date of March 21, 2002 (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         The first paragraph of Item 4 has been amended to add the following:

         BFMA has nominated three individuals - Richard A. Bloom,
Logan D. Delany, Jr. and Charles W. Miersch - for election to the Morton's Board of Directors at its 2002 Annual Meeting. As of the date hereof, Morton's has not scheduled a date for the 2002 Annual Meeting of Stockholders. The Reporting Persons are considering actions to compel the Morton's Board of Directors to hold an annual meeting for this year. If they are successful, BFMA intends to solicit proxies in favor of its nominees to Morton's Board of Directors.

         The Reporting Persons are also exploring various alternatives with respect to their shareholder position, including raising additional financing for a potential acquisition of the Issuer. However, no definite determination as to what course of action to take regarding the Issuer has been made at this time.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The first paragraph of Item 6 has been amended to add the following:

         The Reporting Persons are also exploring various alternatives with respect to their shareholder position, including raising additional financing for a potential acquisition of the Issuer. However, no definite determination as to what course of action to take regarding the Issuer has been made at this time.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing. (1)
         ---------

         Exhibit B.  Definitive Proxy Statement, dated April 26, 2001. (2)
         ---------

         Exhibit C.  Letter from BFMA to Morton's, dated May 1, 2001. (2)
         ---------

         Exhibit D.  Commitment Letter from Icahn Associates Corp., dated May 1,
         ---------
                     2001. (2)

         Exhibit E.  Letter from BFMA to Greenhill & Co., LLC, dated June 27, 2001. (3)
         ---------

         Exhibit F. Letter from BFMA to Morton's, dated July 19, 2001. (4)
         ---------

         Exhibit G. Letter from BFMA to Morton's, dated July 27, 2001. (5)
         ---------

         Exhibit H. Letter from BFMA to Morton's, dated November 8, 2001. (6)
         ---------

         Exhibit I.  Letter from BFMA to Morton's Special Committee dated May 14, 2002. (7)
         ----------


(1)   Filed as an exhibit to Amendment No. 1 to the Statement on Schedule 13D.

(2)   Filed as an exhibit to Amendment No. 2 to the Statement on Schedule 13D.

(3)   Filed as an exhibit to Amendment No. 3 to the Statement on Schedule 13D.

(4)   Filed as an exhibit to Amendment No. 4 to the Statement on Schedule 13D.

(5)   Filed as an exhibit to Amendment No. 5 to the Statement on Schedule 13D.

(6)   Filed as an exhibit to Amendment No. 7 to the Statement on Schedule 13D.

(7)   Filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:     May 14, 2002

                                           BFMA HOLDING CORPORATION

                                           By: /s/Barry W. Florescue
                                              ----------------------------------
                                               Name:    Barry W. Florescue
                                               Title:   Chief Executive Officer

                                           FLORESCUE FAMILY CORPORATION

                                           By: /s/Barry W. Florescue
                                              ----------------------------------
                                               Name:    Barry W. Florescue
                                               Title:   President



                                               /s/Barry W. Florescue
                                              ----------------------------------
                                               Barry W. Florescue



                                               /s/Ned L. Siegel
                                              ----------------------------------
                                               Ned L. Siegel



                                               /s/Richard A. Bloom
                                              ----------------------------------
                                               Richard A. Bloom



                                               /s/Charles W. Miersch
                                              ----------------------------------
                                               Charles W. Miersch

================================================================================
                            BFMA HOLDING CORPORATION
================================================================================

May 14, 2002

VIA FACSIMILE AND OVERNIGHT COURIER

Members of the Special Committee of
  Morton's Restaurant Group, Inc.
         Lee M. Cohn (Chairman)
         Alan A. Teran
         Robert L. Barney
c/o Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, NY 11042

Gentlemen:

         I am writing to you to express my outrage at the manner in which the senior management, directors and the special committee of the Board of Directors of Morton's have conducted themselves over the last year. It is appalling that the end result of this conduct may be the sale of Morton's to an insider for a fraction of the amount offered by BFMA only a year ago. That the members of the special committee could first reward the mismanagement by Allen Bernstein, the CEO of the company, and Thomas Baldwin, the CFO of the company, and then allow (with their express approval) their crony John Castle, the lead outside director of the company, to steal the company away from the other shareholders, is beyond belief. The victims of this whole process have been the Morton's shareholders who have been ignored and deceived and may ultimately be robbed.

         The special committee could have given the shareholders an opportunity to sell their stock for $28.25 per share. From the very beginning, I stated that Mr. Castle should not be on the special committee, let alone its chairman. Nonetheless, the Board of Directors constituted a special committee consisting of John Castle and directors a majority of whom have been and continue to be paid by Mr. Castle and his affiliated entities. It is therefore not surprising that the special committee determined to sell the company to Mr. Castle. The special committee was never more than a smokescreen for the Board of Directors to insure that John Castle would ultimately own the company. I believe that the special committee rigged the process and breached its fiduciary duties to the Morton's shareholders.

         More than a year ago, I publicly predicted that Morton's would find a way to discredit and reject BFMA's offer and manipulate the process to the advantage of Messrs. Castle, Bernstein and Baldwin. Six months ago, I publicly predicted in a letter to Mr. Bernstein that John Castle intended to submit a "low-ball" bid to acquire Morton's and that, despite Mr. Castle's resignation from the special committee, his continued presence and the presence of his associates on the board of directors would allow him to manipulate the sale process to his advantage. It is with great disgust that I witness my predictions coming true. I believe that this has always been the plan of Mr. Castle and this management team: to take Morton's private for themselves, to the detriment of the shareholders.



 ------------------------------------------------------------------------------
          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064

Members of the Special Committee of
 Morton's Restaurant Group, Inc.
May 14, 2002
Page 2


         In this letter, I will summarize how John Castle schemed to take over Morton's, the BFMA offer was killed, the special committee was improperly formed and irreparably tainted with advisers who were not independent and the "auction" process was rigged. Through this sham, you are allowing Mr. Castle to steal Morton's away from the shareholders.

I.       THE SCHEME TO TAKE CONTROL OF MORTON'S

         A. 2001 Annual Meeting

         Approximately fifteen months ago, BFMA commenced a proxy contest to attempt to replace Messrs. Bernstein, Baldwin and Castle with three nominees who would have served as shareholder representatives to seek to commence a sale of the company to a third party. BFMA's rationale for the proxy contest was that management had clearly exhibited poor business and financial judgment; Messrs. Bernstein and Baldwin had unduly enriched themselves at shareholder expense; and management and the Board were unwilling to consider selling Morton's to a third party. These points were all covered in detail in BFMA's letters of May 2, 2001 and May 8, 2001, copies of which I have annexed to this letter.

         BFMA's arguments led Institutional Shareholder Services ("ISS"), the nation's leading independent provider of proxy voting and governance advice to major institutional investors, to recommend that the Morton's shareholders vote for BFMA's nominees. The ISS recommendation stated: "To ensure that the company will consider a sale in an expedient and fair manner to all shareholders, ISS believes that shareholders should support the [BFMA] slate of nominees." The ISS report further stated ISS's belief that "the [BFMA] dissidents have a single goal: to maximize shareholder value by exploring a sale of the company to BFMA or the highest bidder." ISS recommended that the company should seriously consider putting the company up for auction to the highest bidder.

         In order to save their Board seats, Messrs. Bernstein, Baldwin and Castle promised several large institutional investors that, in exchange for their agreement to reelect them to the Board, they would, among other things, consider adding a shareholder representative as a director and conduct an auction of the company, including giving full and fair consideration to BFMA's offer. It is apparent they never intended to fulfill their promises. Knowing that fact, they realized they had to enter into any transaction before the next annual meeting; otherwise, they would have found themselves in another proxy contest with BFMA with little prospect of winning. Given that, they then mapped out a scheme to steal the company before the 2002 annual meeting.

         B. Original Scheme

         I believe that the original scheme developed by Messrs. Bernstein, Baldwin and Castle had several components. In the recent past, the company had been buying back company stock (approximately 40% over a two-year period) on the open market, using Morton's cash flow. This had the dual effect of increasing Morton's reliance on its debt and virtually eliminating the liquidity in its stock, thereby depressing the stock price. In its report, the special committee's financial advisor, Greenhill & Co., cited this combination of high leverage and low liquidity as one reason that the public markets have undervalued Morton's shares. At the same time, the company had been issuing an excessive number of options to senior management, increasing the




 ------------------------------------------------------------------------------
          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064

Members of the Special Committee of
 Morton's Restaurant Group, Inc.
May 14, 2002
Page 3


percentage of the company in "friendly hands" while diluting the other shareholders. The net result is that management options constitute in excess of 20% of the outstanding common stock.

         Prior to contacting management of Morton's about possibly making an offer for the company, BFMA engaged in discussions with industry contacts, investment bankers and other shareholders of Morton's to determine whether it was worthwhile to make an offer to acquire Morton's. Through those discussions, we learned that Mr. Bernstein had been approached about various sale-type transactions in the past and that management and the Board (especially Messrs. Bernstein and Castle) were openly resistant to such offers.

         It was therefore not a surprise to us when, 10 days after BFMA publicly disclosed its ownership interest in Morton's, according to its own filings, the company took several steps to make Morton's look less appealing for an acquisition. First, the Board amended Morton's "poison pill" rights agreement. Next, the Board filled the company's sole vacant Board seat with a person with a long-term relationship with Mr. Bernstein. Then, the Board approved employment or change of control agreements with at least seven members of senior management, including Messrs. Bernstein and Baldwin. All of these agreements included increased compensation, perks and huge "golden parachute" severance arrangements. For instance, according to Mr. Bernstein's employment agreement, he is entitled to five years notice of termination and five years' salary and prorated bonus plus expenses and benefits following termination, including $17,200 per month in the form of an "expense account parachute." This is egregious beyond belief! In the aggregate, based on publicly available information, we estimated that the seven employment agreements could add approximately $8 million to the cost of buying the company, or almost $2.00 per share of value that could otherwise have been paid to the shareholders for their shares.

         These changes were all made to deter an offer from BFMA or another third party. In this manner, Messrs. Bernstein, Baldwin and Castle could keep Morton's from being sold until such time as they could take Morton's private for themselves.

         C. BFMA's Offer

         Notwithstanding these actions taken by the Board and senior management, in May 2001, prior to the 2001 annual meeting, BFMA made an offer to acquire the company for $28.25 per share in cash. It was BFMA's stated goal at the time that Morton's be sold to the highest bidder, whether BFMA or someone else.

         In its recommendation of the BFMA slate of director nominees, and in light of BFMA's offer, ISS recommended that the Board of Directors seriously consider putting the company up for auction to the highest bidder. The ISS report stated, "The critical issue to consider is whether or not management will seriously consider [BFMA's] offer or any other offer for the company in a manner befitting the best interests of shareholders. Under BFMA's bid, shareholders would receive at least $28.25 per share, which represents an adequate premium over the company's stock price if the company initiated a process to sell the company. It is indisputable that the board cannot ignore the strategic alternative of selling the company as a means to maximize shareholder value." The ISS report continued, "Given the company's lack of liquidity in its shares, the unimpressive stock performance based on three-year total shareholder returns and the



 ------------------------------------------------------------------------------
          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064

Members of the Special Committee of
 Morton's Restaurant Group, Inc.
May 14, 2002
Page 4



increased competition in the restaurant industry, ISS believes that a potential sale of the company should seriously be considered by the board."

         However, it appears that BFMA's offer led to a revision of the scheme, as Messrs. Bernstein, Baldwin and Castle could no longer effect a "creeping going private" transaction. Instead, they would go through the motions of a genuine auction, but rig the process so that John Castle would in the end be the only bidder for Morton's. However, they first needed to kill the BFMA offer.

         D. Killing BFMA's Offer

         Messrs. Bernstein, Baldwin and Castle recognized that BFMA's offer, if successful, would have ended their tenure at the company so they devised a scheme to kill it. In order to retain control over the process, they then misled the institutional shareholders, causing the shareholders to reelect them to the Morton's board.

         Their revised scheme called for John Castle to assume the role as the Chairman of the special committee which would review the deal. This was letting the fox guard the henhouse. I insisted from the beginning that Mr. Castle had a substantial conflict of interest and should not even be on the special committee, let alone chair it. This plea fell on deaf ears. Once in control of the special committee, Mr. Castle then caused the special committee to hire Greenhill & Co. LLC ("Greenhill") even though Greenhill was currently working for Morton's defending against the BFMA offer (I'll discuss that in detail later). Next, he hired his law firm, Schulte Roth & Zabel ("SRZ"), to serve as counsel to the special committee even though SRZ was the legal counsel to Mr. Castle's private equity fund and also the primary legal counsel to Morton's (I'll discuss that later, too). Then, he caused the process to stall for weeks before permitting Greenhill and SRZ to meet with BFMA.

         At the beginning of BFMA's first meeting with Greenhill and SRZ, Greenhill and SRZ communicated that they were not authorized by Mr. Castle, as Chairman of the special committee, to provide a timetable, a confidentiality agreement or any of the preliminary information BFMA had requested. It quickly became clear to me that their purpose for meeting was solely to interrogate BFMA regarding its offer and financing. BFMA addressed all of Greenhill's and SRZ's questions about its financing, the commitment from Icahn Associates and its commitment to the transaction. Greenhill informed BFMA and its representatives on more than one occasion that it believed that BFMA was serious in its intentions to purchase the company and did not express any further concerns about BFMA's financing or capability to complete the transaction. However, this was not what Mr. Castle wanted.

         At the initial meeting I expressed my concern that this was a process designed by John Castle to stall until BFMA's financing commitment expired, at which time the special committee would deem BFMA's offer to be "not serious." Further, I correctly predicted that Mr. Castle, as Chairman of the special committee, would manipulate the process to reach that result.

         Notwithstanding Greenhill's communicated comfort level, Mr. Castle insisted on asking for additional evidence of our potential financing sources prior to providing any information to BFMA. This was not a customary procedure, as Mr. Castle, a veteran of many transactions in his



 ------------------------------------------------------------------------------
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capacity as the head of Castle Harlan, Inc., certainly knew. Later, we would find out why Mr. Castle was so interested in our potential financing sources.

         The special committee then challenged our committed bridge financing for the transaction, even though BFMA had already invested more than $8 million in Morton's stock and expended more than $2 million on commitment fees, legal fees and related expenses in connection with the process. At the direction of Mr. Castle, Greenhill waited another month following the initial meeting to review BFMA's and Icahn Associates' financing capabilities, personal bank and brokerage account statements of all of the principals and commitment letters, all of which evidenced more than enough capital to fund the transaction. Then, the special committee had the unmitigated gall to assert publicly that neither BFMA nor Icahn Associates had the financial wherewithal necessary to complete this transaction and that BFMA was not a serious acquiror.

         I still do not understand how the special committee concluded that Castle Harlan Partners III was deemed sufficient but that Carl Icahn's company, which had greater resources than Castle Harlan, was not. Moreover, Greenhill stated in its report to the special committee a concern about BFMA's ability to refinance its debt 12 months after Morton's had been acquired and taken private by BFMA. This is simply not a relevant factor under Delaware law for a special committee to consider when evaluating whether the BFMA offer was in the best interests of the Morton's shareholders. It sounds like just another excuse to kill the BFMA offer in favor of a deal with anyone other than BFMA. The special committee, in its recommendation of the Castle Harlan deal, stated that a positive factor in its consideration was the shareholders' ability to get cash in the deal. The shareholders would have received far more cash had the special committee cooperated with BFMA.

         The same stall tactics were used with respect to the confidentiality agreement. It took more than two months for SRZ to provide BFMA with the first draft of a confidentiality agreement. The draft demanded highly unusual terms and conditions in these circumstances. In particular, among other requirements, SRZ (i) demanded a three-year standstill provision which would have prevented BFMA from taking any action with respect to the company including limiting BFMA's rights to wage a proxy fight at the company's shareholder meetings for the next three years (which, given BFMA's 14% ownership and past history fighting to protect the interests of Morton's shareholders, would not have been in the interest of shareholders; other potential buyers, such as private equity firms and strategic buyers might not care about this provision because they do not own any shares or they are prohibited from acting against management for a variety of reasons), (ii) insisted on prior approval for BFMA to contact any alternative sources of funds (those sources could have lowered BFMA's cost of capital which would have allowed BFMA to pay more for the Morton's shares) and
(iii) specifically stated that Morton's reserved the right, in its sole discretion, not to provide BFMA with any information Morton's might decide to withhold (which would have allowed Morton's to severely limit BFMA's due diligence and to continue to hide material information). These demands were accompanied by the special committee's refusal to provide any due diligence with respect to Morton's general and administrative expense costs, which were critical to any analysis of potential cost savings. Despite numerous attempts by BFMA to move the process forward, the special committee, through SRZ and its successor, never budged from their position. The fact that the company states that Mr. Castle agreed to sign a customary confidentiality agreement is a



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Members of the Special Committee of
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joke. John Castle had at all times unlimited and unrestricted access to all of
Morton's information. The execution of the confidentiality agreement was mere window dressing.

         It is clear to me that the entire charade of negotiating a confidentiality agreement was simply a stall tactic devised by John Castle, as Chairman of the special committee, to force BFMA's financing commitment from Icahn Associates to expire, leaving the special committee in a position to claim that our offer was "not serious." It is stunning that the special committee would claim that it gave BFMA's offer "full and fair consideration." I believe that Mr. Castle's ultimate intention was to have BFMA drop its offer to purchase the company or to sell its interest to a "friend of Castle." In that regard, I was personally approached by an associate of Mr. Castle, who inquired about the possibility of acquiring BFMA's shares. When I informed him that BFMA's shares were not for sale, he made what I interpreted to be nothing less than a threat.

         At the time Mr. Castle killed the BFMA offer, I stated my belief that he was not acting in the interest of all of the Morton's shareholders. I also stated that he would rig the sale process to ensure that in the end he would be the only bidder.

II.      THE RIGGED SALE PROCESS

         I believe that the special committee, through John Castle and its advisors, rigged the process to Mr. Castle's advantage by

         o delaying the process, thereby insuring that BFMA's financing would terminate

         o dissuading parties that had expressed interest from entering the process

         o refusing to return phone calls and other inquiries from interested parties in a timely manner

         o actively threatening financing sources who might otherwise participate in the process with other interested parties

         o  requiring unreasonable terms as a condition to entering the process

         o denying material information to parties in the process who had met all of the required terms and conditions (even though Mr. Castle was in possession of such information long before Castle Harlan entered the process)

         o accelerating the process after the September 11th tragedy to deter any third-party potential bidder not intimately familiar with the company

Finally, in order to make sure that no one other than Mr. Castle would ultimately bid, Morton's senior management created and disclosed deliberately negative information about Morton's to depress the stock price artificially and to deter financing sources for other interested parties.

         Even apart from the above-discussed treatment of BFMA by the special committee, which I believe was an obvious violation of the special committee's fiduciary duties to the Morton's shareholders, the special committee and its advisers had a number of conflicts of



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Page 7



interest which I believe irrevocably tainted the special committee and fatally flawed the process as it relates to the Castle Harlan offer.

         A.  John Castle's Conduct

         Mr. Castle's actions make it clear that he wanted to remove all obstacles to his acquisition of Morton's, even while he was serving as Chairman of the special committee. Although BFMA had a commitment letter from Icahn Associates, BFMA entered into discussions with a number of other financial institutions with respect to financing the acquisition. Several of those institutions reported that Mr. Castle discouraged them from discussing any participation in a potential acquisition by BFMA. Some of these institutions even reported implicit threats by Mr. Castle to withhold future business in the event that they discussed the transaction with BFMA. This was a blatant breach of Mr. Castle's duty to Morton's shareholders. Then, once Mr. Castle successfully stalled BFMA until its financing commitment had expired, he apparently felt that his job as Chairman of the special committee was done.

         Approximately two weeks after the expiration of BFMA's financing commitment, Mr. Castle resigned as Chairman of the special committee, having previously determined to make an offer for the company. It obviously did not register with Mr. Castle that having been privy to all information gathered by the special committee and its counsel and financial advisor over the previous three months might pose a conflict. According to Greenhill's report and the proxy statement, Greenhill had discussions with at least seven potential interested parties prior to Mr. Castle's resignation from the special committee, some of whom had given the special committee detailed information regarding their interest in a transaction.

         Mr. Castle's ethical lapses are even more magnified when you review the purported timeline set forth in the Morton's proxy statement. It strains credibility to believe that Mr. Castle did not consider acquiring the company while he was Chairman of the special committee. First, he had owned the company previously. Second, he is in the business of buying and selling restaurant companies. Third, he told at least one interested party that BFMA's offer was too high for him to get involved in the auction process. These facts, when taken together, directly contradict Mr. Castle's assertion that he determined for the first time on August 15, 2001 that he might want to acquire the company.

         B.  Conflicts of the Advisors to the Special Committee

         I believe that the interrelationships among Morton's, the special committee, John Castle, SRZ and Greenhill were replete with conflicts of interest and cause concerns over the legitimacy and independence of the special committee.

         It appears that Morton's did not abide by any traditional conflict of interest analyses in selecting the advisors of the special committee. The Morton's proxy statement describes that Messrs. Bernstein and Baldwin, along with SRZ, hired Greenhill to represent Morton's in March 2001. This was two months prior to the formation of the special committee. According to Greenhill's own website, Greenhill "advised Morton's in the successful defense of a hostile acquisition offer from BFMA." Given Greenhill's own description of its role in the process, it is inconceivable that the special committee could have subsequently hired Greenhill to be its independent financial advisor. Further, according to the Morton's proxy statement, SRZ was the



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Page 8



primary legal counsel to the company and was also long-time counsel to Mr. Castle and Castle Harlan. In fact, the 2001 SRZ newsletter trumpets the firm's relationship with Castle Harlan. When a special committee seeks outside financial advisors and legal counsel, it customarily seeks firms with no prior relationship with the company in order to ensure the independence of the special committee. The facts speak for themselves; Mr. Castle, Greenhill and SRZ are not independent.

         While it appears that SRZ resigned as counsel to the special committee at the time John Castle resigned from the special committee, the damage was already done. Furthermore, Greenhill continued to represent the special committee throughout the process even though it was originally hired by Messrs. Bernstein and Baldwin to advise Morton's on the defense of the BFMA's "hostile acquisition offer" and SRZ continued to represent the company. The bottom line is that the special committee and the process were irreparably tainted by the appearance of SRZ and Greenhill in the process.

C.       Conflicts of the Special Committee and the Board of Directors

         Next, there are the ties among the members of the special committee, the Board of Directors and Mr. Castle. Morton's own proxy statement discloses that a number of Morton's directors, including two of the members of the special committee, serve on boards of, and are compensated by, one or more companies controlled by Mr. Castle or his affiliates and have made investments in these Castle-controlled companies, as shown in the following information taken directly from the Morton's proxy statement:


                                    Annual Fees Paid by                "Sweetheart" Investments
                                    Castle Affiliates to               Made by Below Individuals in
                                      Below Individuals                   Castle-Related Deals
Allen J. Bernstein                    $220,000                                $337,263
Thomas J. Baldwin                       50,000                                  33,711
Lee M. Cohn (1)                         30,000                                       0
John J. Connolly                        32,000                                       0
Alan A. Teran (1)                       10,000                                       0

(1)  Member of special committee that accepted the Castle Harlan offer.

         According to the Morton's proxy statement, Morton's has previously invested an aggregate of $80,714 in private companies controlled by Mr. Castle and his affiliates. In addition, Dr. Connolly and Mr. Castle are principals in several medical publishing ventures together.

         There is also a further question of the independence of Robert Barney. I understand that Mr. Barney was recently brought back to the Board, at the urging of Mr. Bernstein, to fill the open Board seat after BFMA publicly announced its ownership position. Mr. Barney has a 20+ year relationship with Mr. Bernstein. As I will discuss later, Mr. Bernstein's independence in this matter must be seriously questioned.




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May 14, 2002
Page 9


         The special committee was irreparably tainted by the interrelationships among Mr. Bernstein, Mr. Castle and the other members of the special committee and Board of Directors.

         D.       Conduct of the Special Committee

         According to the preliminary proxy statement, John Castle resigned from the special committee on August 15, 2001, approximately two weeks after the expiration of BFMA's financing commitment. Even after Mr. Castle resigned, the special committee continued to manipulate the process in numerous ways to benefit Mr. Castle.

         It apparently did not register with the special committee or the company that Mr. Castle's resignation as Chairman of the special committee was a material event requiring public disclosure. Morton's never disclosed this fact even though both Greenhill and the new counsel to the special committee assured BFMA that the information had been disclosed. In fact, I disclosed it when I was finally told about it three months after the fact. Mr. Castle's presence on the special committee served to deter expressions of interest in a transaction. Had they disclosed Mr. Castle's resignation when he actually resigned three months earlier, giving a clear signal that the company would actually be sold, I believe that potential buyers would have been willing to expend more time and effort to explore a transaction.

         Moreover, it took approximately six weeks after Mr. Castle's resignation for the Board of Directors to reconstitute the special committee. Ironically, this action took place a mere 14 days after the September 11th tragedy. It appears clear to me that the special committee took advantage of the tragedy to manipulate the process in favor of Mr. Castle. While other interested parties were focusing on recovering from those terrible events, the special committee accelerated the process, demanding indications of interest at a time when there was greater uncertainty about Morton's for those not intimately familiar with the company. This had the effect of reducing the number of potential buyers and discouraging otherwise interested buyers. This was good for John Castle and Castle Harlan and bad for the Morton's shareholders.

         In addition, it appears that the potential buyers who did express interest had problems with the special committee. The special committee failed to provide necessary information to interested parties to evaluate the opportunity. In fact, no other interested buyers received the same access to information that Mr. Castle had. Many of the interested buyers were denied due diligence they requested. For example, at least one of the interested buyers was denied general and administrative expense details. This information is imperative to evaluate the potential savings, which materially affects how much a buyer would be willing to offer for the shares. That put all other interested buyers at a distinct disadvantage to Mr. Castle. This all seems contrary to the fiduciary duty of the special committee to seek the maximum price for the company.

         Moreover, the senior management of the company, especially Mr. Bernstein, failed to communicate with potential buyers and did not respond to their telephone inquiries and requests for meetings. That put all other interested buyers at a distinct disadvantage to Mr. Castle who, based on his special relationship with Mr. Bernstein, had unlimited access.

         Finally, once Mr. Castle was the only remaining bidder, it does not appear that the special committee negotiated very diligently to increase the purchase price for the shareholders. According to the proxy statement, the special committee was able to negotiate only a $0.60 per




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May 14, 2002
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share, or 5%, increase in the offer price, from $12.00 to $12.60. This represents only a 2% increase in the total enterprise value of the deal.

         In conclusion, the special committee was tainted from its inception, did not act in a manner consistent with its fiduciary duty to seek the maximum price for the company and allowed a director of the company to steal Morton's away from the shareholders. The special committee members should be ashamed of their actions and should be held personally liable for their breaches.

III.     BERNSTEIN AND BALDWIN ARE BEHOLDEN TO CASTLE

         A.  Financial Support by John Castle

         Messrs. Bernstein and Baldwin are beholden to John Castle and acted to support Mr. Castle and stonewalled all other potential buyers, including BFMA. Mr. Castle has been a long-time supporter of Messrs. Bernstein and Baldwin - financially, job security-wise and otherwise.

         As disclosed in Morton's own proxy statement, Messrs. Bernstein and Baldwin serve on the board of several companies owned by Mr. Castle and his affiliates and have had the opportunity to invest in sweetheart deals in Castle-controlled companies. Mr. Bernstein receives $220,000 each year in compensation from these companies and has invested more than $330,000. Mr. Baldwin receives $50,000 each year in compensation from these companies and has invested more than $33,000. Morton's prior proxy statements indicated that Messrs. Bernstein and Baldwin took an undisclosed amount of consulting fee income and equity securities from Wilshire Restaurant Group, another Castle Harlan restaurant company.

         Given these financial ties, and their long-term relationship (we understand that Messrs. Bernstein and Castle have been together for more than 15 years), it is unrealistic to believe, as was stated in the Morton's proxy statement, that there were no discussions among Messrs. Castle, Bernstein and Baldwin to continue as management of the company post-closing or to discuss their participation in the scheme. Given the poor financial performance of Morton's in recent years, I would expect Messrs. Bernstein and Baldwin to do almost anything to keep their jobs. Mr. Bernstein's poor health and track record would make it difficult to obtain a comparable job. If his friendship, cash payments and sweetheart investment opportunities weren't enough, as a further incentive, Mr. Castle promised Messrs. Bernstein and Baldwin a substantial equity interest in the new private company. It is ludicrous to imply that Messrs. Bernstein and Baldwin were not full partipicants in the scheme from the very beginning, assisting the special committee to rig the process.

         B.  Actions by Senior Management to Assist Castle

         I am suspicious of the reason for the overly negative information issued to the public during the precise time that the special committee was purportedly auctioning the company to the highest bidder. After September 11th, the company issued two extremely negative press releases in relatively short order, which pummeled the stock. The warnings appear to be deliberately more pessimistic than they should have been, especially in relation to the less pessimistic warnings by Morton's competitors and in light of the ultimate reported results. Although this may normally seem prudent in the context of managing earnings expectations, in light of their




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knowledge of the process and the fact that the special committee was accelerating the bidding process, it now appears that the warnings were designed to ensure that no one other than Mr. Castle would ultimately bid or be able to finance a bid for the company. These actions appear self-interested as senior management knew that they would participate in a Castle-led transaction.

         In addition, it appears that senior management intentionally (or grossly negligently) managed the company poorly to depress the performance. For instance, Morton's opened a restaurant in Sydney, Australia and closed it within six months. Senior management stated in a January 2002 press release that "recently-imposed restrictions on importing certain cuts of USDA prime beef from the United States, an essential ingredient of the Morton's dining experience, contributed to the decision to close the restaurant," a decision which cost Morton's almost $2 million for write-offs and sunk pre-opening costs. I have attempted, without success, to confirm that such regulations were actually imposed by Australian authorities. This appears at best to be one of the many terrible business and financial decisions made by senior management over the past ten years or at worst a lie. I have detailed many of these in my letters of May 2, 2001 and May 8, 2001.

         In a letter dated July 19, 2001, I wrote to Mr. Bernstein the following:

         "The recent announcements by management regarding Morton's financial performance are further evidence supporting our concerns that this senior management team is incapable of managing Morton's through these turbulent times.
.... Either you cannot manage a restaurant company (given your track record I might be inclined to believe this) or you are attempting to make the company look less attractive to a potential suitor."

         "We also believe that you are manipulating the company's balance sheet to further your sale avoidance efforts. Since the end of last year, there has been an unusual reduction in the company's payables and accrued expenses to below customary levels. We believe that you are keeping your debt levels higher to make a purchase of the company appear more expensive. All of this leads us to further question the integrity of your financial reporting. In the past, you have shown the proclivity to manipulate your earnings by delaying certain expenses (ala the endless Mick's, Peasant's and Bertolini's write-offs). Your refusal to permit us to perform any due diligence further fuels our concerns that you are playing games with your numbers."

         I believe that Messrs. Bernstein and Baldwin have been "hiding" cash on the company's balance sheet to help them and their friend Mr. Castle buy the company with less of their own cash. Companies that have expressed concern about their own weak financial performance and leverage would typically use cash they generate to pay down their outstanding bank debt. Morton's has not. Instead, Morton's is artificially keeping the levels of bank debt higher and is using the excess cash generated by its business to pay down payables and accrued expenses to historically low levels (increasing their working capital). Since the beginning of Morton's last fiscal year, the company's debt levels have increased by approximately $11 million and the company has increased its working capital position by almost $8 million. This implies that they have unnecessarily paid down their suppliers and other accrued expenses instead of paying down their debt. Much of this has been done since Mr. Castle resigned from the special committee to pursue buying the company.





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         All of this is important because potential buyers most often look at the total purchase cost of a company and not just the purchase price of the shares. If the debt level is higher, it appears to be more expensive to acquire. Generally speaking, neither potential buyers nor their lenders give much emphasis to "normalizing" working capital items when evaluating a deal. Although we can clearly see the overall effect of the company's balance sheet manipulations on its cash, without proper due diligence it is difficult to know what the normalized debt levels should be.

         Messrs. Bernstein and Baldwin are manipulating their financial reports to make it look more expensive to other potential buyers. They know that their purchase of the company with Mr. Castle will be less expensive because they will be able to pull this cash back out of the balance sheet and pay down the company's debt. Very recently, Morton's did reverse this trend, now that the rigged process resulted in a deal benefiting Messrs. Bernstein, Baldwin and Castle. In addition, there will be a substantial amount of cash generated from the business between March (the company's last reported quarter) and the expected closing of the Castle deal. Based on management's own forecasts, this would likely be more than $6 million. If we add this to expected insurance proceeds of almost $2 million and the $8 million "hidden" on the company's balance sheet, the likely additional cash available at closing will be approximately $16 million. This is $16 million less than Castle Harlan will have to come up with at closing and represents almost $4 per share that really belongs to the shareholders. This isn't just underpaying.

         Consistent with my prior predictions, I believe that Messrs. Bernstein, Baldwin and Castle are acting in their own interests and not on behalf of Morton's public stockholders and that they are attempting, through fraud and deception, and with the complicity of the special committee, to steal value from the public stockholders.

IV.      STEALING THE COMPANY AWAY FROM THE SHAREHOLDERS

         It wasn't that long ago that this Board of Directors, including John Castle (a member of the Morton's compensation committee), granted in excess of 20% of the Morton's common stock to senior management in the form of options and approved seven employment agreements providing for approximately $8 million in "change of control" payments.

         I believe that John Castle and senior management, with the help of the special committee, schemed to acquire the company at an artificially low price, using the worst financial performance in the company's recent past and the tragedy of September 11th as cover. Even Greenhill's own report indicates that the sale price of $12.60 is at the low end of the valuation range. This is after the company had purchased shares at prices well above the current offer price based on senior management's stated belief that the company's shares were undervalued. Does that mean that the company overpaid then or is the special committee "under-accepting" value now? It is clear to me that the entire process has been rigged and that the special committee has failed to fulfill its fiduciary duties to the shareholders.

         Where do we go from here? It appears likely that the special committee has already rigged the process and will not consider any other acquisition proposal, arguing that such a proposal fails to satisfy the superior proposal standard set forth in the Castle acquisition agreement. It is only fair that the shareholders be given a true choice as to the direction of the company. Therefore, I request that the special committee cause the Board of Directors to hold the 2002 annual meeting at same time as the upcoming special meeting so that the shareholders may




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Members of the Special Committee of
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May 14, 2002
Page



vote for the Castle transaction or for a new slate of directors composed of true shareholder representatives. In that way, we can begin to take the necessary steps to ensure a truly fair evaluation of all of the company's strategic alternatives.

         I appreciate your consideration in this matter.


Sincerely,

/s/Barry W. Florescue

Barry W. Florescue
Chairman and CEO



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

                                     ANNEX A

                            BFMA HOLDING CORPORATION
                         50 EAST SAMPLE ROAD, SUITE 400
                             POMPANO BEACH, FL 33064


                                                                     May 2, 2001

Dear Fellow Shareholder:

                     PROTECT THE VALUE OF YOUR INVESTMENT IN
              MORTON'S RESTAURANT GROUP, INC. (TICKER SYMBOL: MRG)


         We recently sent you a proxy statement and BLUE proxy card in connection with the upcoming meeting of Morton's shareholders. BFMA and its officers and directors own 9.3% of the outstanding shares of Morton's, and BFMA currently seeks your support in order to effect important changes at Morton's. We believe that the current management and Board of Directors of Morton's have NOT been acting in your best interests. It is time now to make sure the Board is focused on maximizing shareholder value for ALL Morton's shareholders. To protect your investment, we urge you to sign, date and return the enclosed BLUE proxy card TODAY.

         You may also have recently received mailings from Allen Bernstein, the current Chairman and CEO of Morton's. We believe that his letters were a blatantly misleading attempt to distract your attention from the real issues in this election. IN OUR LETTER TO YOU TODAY, WE WANT TO SET THE RECORD STRAIGHT.

                        THE REAL ISSUES IN THIS ELECTION

         o Morton's shares have underperformed the overall market - in fact, over the last eight years, you would have done better depositing your money in a savings account. Allen Bernstein and his Board are responsible for the low value and illiquid nature of the shares and for the shares trading at very low multiples.

         o There is substantial value in Morton's that Allen Bernstein and his Board have failed to deliver to you - primarily due to poor business and financial judgment, excessive overhead spending and dilution to value through excessive option grants to themselves.

         o Allen Bernstein and Tom Baldwin, the current CFO of Morton's, have enriched and entrenched themselves at your expense through high salaries, bonuses and cheap options and through a poison pill, a staggered board and lucrative employment and change of control agreements. They have actively resisted other expressions of interest in acquiring Morton's.

         o Allen Bernstein has made baseless attacks on the BFMA nominees and principals when he should be concerned about his own track record. The public record portrays many failures in his past.

         o BFMA has made a fully financed offer to purchase ALL of the Morton's shares for $28.25 per share in cash -- a premium of 36% above the weighted average closing price of the shares for the 20 trading days prior to May 1, 2001, the day BFMA announced its offer, and higher than Morton's shares have ever traded.

         o BFMA is waging this proxy battle to give you - the shareholders - an opportunity to tell management that you want the company put up for sale NOW. If Allen Bernstein and his crony Board don't immediately commit to a process to put the company up for sale, you should remove them from the board and let the BFMA nominees pursue a sale.

         o The BFMA nominees are committed to the sale process that will allow you - the true owners of the company - to receive the real value of the Morton's shares.

         o The time is now -- You must act now before they grant themselves more of your Company. Management has already granted themselves options that give them approximately 22% of the upside in the value of the company.


                         YOUR VOTE FOR THE BFMA NOMINEES
                  IS A VOTE FOR AT LEAST $28.25 PER SHARE - NOW

         BFMA has made an offer to acquire Morton's for $28.25 per share in cash; however, this proxy fight is not just about your right to vote on our offer. We are requesting that a sale process be initiated and that BFMA be given a fair chance to participate in that process.

         You have a simple but important choice to make: you can support the status quo and suffer with a low multiple, low value and illiquid stock and watch management issue themselves more of your value OR you can vote for the BFMA nominees, telling Morton's management and Board that you are tired of their delay and you want them to explore a sale of the company - NOW.

         The BFMA nominees are committed to affording the Morton's shareholders, the TRUE owners of the company, the opportunity to consider BFMA's offer as well as any other potential transactions that would provide a greater value to Morton's shareholders. BFMA has offered to purchase all of the shares of Morton's for $28.25 per share in cash and will consider offering a higher price if Morton's management and Board are able to demonstrate value not apparent in the publicly available information.

         We believe that, if you vote for Messrs. Bernstein, Baldwin and Castle, the incumbent Board members will continue to enrich themselves at your expense and will resist exploring real opportunities to maximize the value of your shares. We believe they have actively resisted other potential buyers that have expressed interest in the past. We are convinced that the incumbent Board and management are NOT acting in your best interest.


                       MORTON'S STOCK PERFORMS VERY POORLY

         MR. BERNSTEIN CLAIMS: They [Mr. Bernstein and Mr. Baldwin] "share your interest in maximizing shareholder value."

         THE TRUTH IS: This just isn't so. While Messrs. Bernstein and Baldwin may publicly state that they have an interest in maximizing your shareholder value, it appears that shareholder value has been maximized only for them. In fact, most shareholders have not done well at all. This proxy contest is as much about Morton's poor share price performance during Messrs. Bernstein's and Baldwin's tenure with Morton's as it is about BFMA's commitment to maximize shareholder value through a fair and efficient sale process.

         Mr. Baldwin even told BFMA that Morton's does not mind the low share price because "it's the long term value of the shares they care about." This seems clear because Morton's feeble return to shareholders over the last few years is indisputable. The graph below demonstrates that, although the share price may have risen recently, the performance of Morton's common stock over the last nine years (the period for which stock price data is available), relative to alternative investment opportunities, has been terrible. A $100 investment in Morton's common stock on December 31, 1992 was worth approximately $135 on December 31, 2000. If you had invested the same $100 in the S&P 500 Index, the Russell 2000 Index or the Dow Jones Industrial Index, your investment would have been worth $303, $219 and $327, respectively, on December 31, 2000. This means that on average your investment in these indexes would have been worth more than twice your investment in Morton's. The following chart illustrates the point. The comparative price performance has been calculated as of the last trading day of each calendar year for the last nine years, assumes an initial investment of $100 on December 31, 1992 and does not account for any reinvestment of dividends.

[GRAPHIC OMITTED]


                     1992        1993        1994        1995       1996        1997        1998        1999         2000
                     ----        ----        ----        ----       ----        ----        ----        ----         ----
   Morton's         $ 100       $  78       $  76       $  71      $ 107       $ 129       $ 120        $  98       $ 135
   S&P 500          $ 100       $ 107       $ 105       $ 141      $ 170       $ 223       $ 282        $ 337       $ 303
   Russell 2000     $ 100       $ 117       $ 113       $ 143      $ 164       $ 198       $ 191        $ 228       $ 219
   Dow Jones        $ 100       $ 114       $ 116       $ 155      $ 195       $ 240       $ 278        $ 348       $ 327

(Source:  Bigcharts.com)

         Is this what Messrs. Bernstein and Baldwin believe is "maximizing shareholder value"? Morton's shareholders would have had greater returns over the last nine years by depositing their money in a savings account rather than investing in Morton's common stock.


                MANAGEMENT'S POOR BUSINESS AND FINANCIAL JUDGMENT

         MR. BERNSTEIN CLAIMS: "We are proud of our exceptional track record. Morton's performance over the years has earned us recognition as one of the restaurant industry's great success stories."

         THE TRUTH IS: While Mr. Bernstein has a long track record, based on his 30 years as a restaurant executive, it is far from "exceptional." In fact, when we looked back at his record, we had difficulty finding an example of a success he has had as a restaurateur. Prior to 1975, we understand Mr. Bernstein was involved with a number of Hardees franchises that ultimately closed. From 1978 to 1981, he served as CEO of Wenco Food Systems, Inc., a New York City franchisee of Wendy's restaurants. We believe that Wenco was sold because it was dangerously close to bankruptcy. In 1983, Mr. Bernstein co-founded Le Peep Restaurants, Inc., a restaurant chain catering to the upscale breakfast crowd. Mr. Baldwin worked for Mr. Bernstein at Le Peep. In 1989, Mr. Bernstein was first replaced as CEO and then resigned as Chairman of the Board and a director of Le Peep, after Le Peep had posted net losses of $3.8 million in 1985, $4.5 million in 1986, $3.7 million in 1987 and $5.6 million in 1988. Le Peep was delisted from Nasdaq in June 1989.

         Now let's look at Mr. Bernstein's and Mr. Baldwin's "exceptional" track record while at Morton's and its predecessor, Quantum Restaurant Group. There is no denying the success of Morton's of Chicago. However, Morton's of Chicago's success appears to be mainly a function of the well-developed infrastructure put into place by the co-founders of the chain and the operating management in Chicago. While Morton's of Chicago was growing, Messrs. Bernstein and Baldwin were busy buying and destroying other restaurant concepts. First, there was the Santa Fe steakhouse debacle. Under Mr. Bernstein's management, Morton's made a $5.5 million investment in the chain in 1993 and wrote off the entire amount less than one year later. Then, Messrs. Bernstein and Baldwin oversaw the operations of both Mick's and Peasant Restaurants which Morton's purchased in 1988 for $11.6 million. From 1994 to 1998 Morton's wrote off $31.5 million related to these chains. In addition, Morton's bought out one of the minority investors in Mick's and Peasant in July 1994 and, in January 1995, less than a year later, had to write off the entire investment. Messrs. Bernstein and Baldwin also oversaw the operations of Lombardi's and Bertolini's. Lombardi's was an Italian dining concept opened in 1992. About one year after the development of Lombardi's, the company became embroiled in a litigation with Mr. Lombardi. The company terminated the employment of Mr. Lombardi and Mr. Lombardi alleged libel against the company. Ultimately, Morton's settled the litigation in 1995 and took a pre-tax charge of $2.2 million. From 1998 to 2000, Morton's wrote off another $17.1 million related to the closing of most of its Bertolini's restaurants. What is even more troubling is that, even after all of those mishaps, management indicates in its public filings that "... the Company has investigated, and may possibly continue to investigate, the acquisition of other restaurant concepts."

         Let's now turn to Morton's financial performance. In our view, a solid business plan would entail restaurant revenues and contributions from those restaurants growing faster than the company's marketing, promotion, general and administrative (SG&A) and other expenses to lead to higher pre-tax and net profits. This is not what happened at Morton's. From fiscal 1998 to fiscal 2000, revenues grew at a compounded annual rate of 14.4%, while pre-tax, pre-extraordinary charge income only grew at a 2.2% compounded annual rate. We would compare the revenue growth rate to net income growth, but, due to all of the "non-recurring" charges, net income has been so volatile it is hard to make a comparison. Even after all of the blow-ups, charges and write-offs, and despite the fact that there is really only one operating subsidiary, Morton's of Chicago - Bertolini's has only five restaurants left and does not appear to be growing - Morton's still has not reduced its overhead. Now with the first down quarter in fifteen years at Morton's we fear that this great concept may be in jeopardy if left in the hands of Messrs. Bernstein and Baldwin.

         An effective management team would have cut overhead as the complexity of the business decreased. Not Allen Bernstein and Tom Baldwin. Morton's employs more than 100 corporate and office personnel and has approximately 10,000 square feet office space for many of these corporate and office personnel in New Hyde Park, close to the home of Mr. Bernstein. Moreover, Messrs. Bernstein and Baldwin spend more than $3 million each year on non-advertising marketing and promotional expenses. What is this money used for? Mr. Bernstein purportedly spends approximately $250,000 each year for floor seats at New York Knicks games. We also understand that Morton's has "the best seats" at certain other sporting venues. What customer is large enough to justify such expenses? Why did marketing and promotional spending go up in the first quarter of 2001 by almost $323,000 (a 17.2% increase)? Maybe it's the free steaks and wine for the Board and others.

         During the nine years since Morton's became a public company, the company has taken a "non-recurring" charge in every year except one. (See below) The charges total to approximately $62.8 million, or more than $15 per currently outstanding share. How frequently do charges have to occur before they can no longer be considered "non-recurring"?

------------------------------------------------------------------------------------------------------------
                 WRITE-OFF'S AND "NON-RECURRING" CHARGES
------------------------------------------------------------------------------------------------------------
YEAR                                                                                    CHARGE      TOTAL
------------ ------------------------------------------------------------------------ ----------- ----------
1992         Extraordinary charge related to early retirement of debt                     $3.8     $ 3.8
------------ ------------------------------------------------------------------------ ----------- ----------
1993         Litigation settlement and related charges (Kennedy)                           0.5       0.5
------------ ------------------------------------------------------------------------ ----------- ----------
1994         Write-off investment in affiliate (Santa Fe USA - steakhouses)                5.5        -
             Write-off development costs for Mick's and Peasant                            0.6       6.1
------------ ------------------------------------------------------------------------ ----------- ----------
1995         Write-off of assets related to Mick's and Peasant                             8.3        -
             Cost of closing (lease termination costs) Mick's and Peasant                  7.2        -
             Litigation settlement and related charges (Lombardi)                          2.2      17.7
------------ ------------------------------------------------------------------------ ----------- ----------
1996         Write-down of Mick's and Peasant restaurant assets in sale                   11.5      11.5
------------ ------------------------------------------------------------------------ ----------- ----------
1997         Litigation expense and related charges (Kirkland v. Fritsch)                  2.3       2.3
------------ ------------------------------------------------------------------------ ----------- ----------
1998         Write-down of Bertolini's assets                                             11.9        -
             Accrual of Bertolini's lease exit and related costs                           4.2        -
             Impairment charge on residual interest in Mick's and Peasant                  2.2        -
             Expense for leases and other of Mick's and Peasant                            1.7      19.9
------------ ------------------------------------------------------------------------ ----------- ----------
1999         Pre-tax benefit for settled litigation (over-accrual)                        (0.2)     (0.2)
------------ ------------------------------------------------------------------------ ----------- ----------
2000         Disposition and write-down of Bertolini's restaurants                         0.5        -
             Write-down of another Bertolini's restaurant                                  0.6       1.1
------------ ------------------------------------------------------------------------ ----------- ----------
             TOTAL                                                                                 $62.8
------------ ------------------------------------------------------------------------ ----------- ----------

         As noted in the above table, the charges included three litigation settlements Morton's had to pay, including a $2.3 million settlement in 1997 related to a sexual harassment suit filed against the company for actions taken by Klaus Fritsch. Mr. Fritsch, a co-founder of Morton's of Chicago, is still "working" for the company and was paid more than $250,000 in 1999 and 2000.

         Finally, we note that there is virtually no liquidity in the shares of Morton's stock. Messrs. Bernstein and Baldwin and John Castle, the other director up for election, have engineered the repurchase of approximately 38% of Morton's outstanding shares in the last two years. This may make sense mathematically but it serves to reduce the already limited liquidity in the shares. This lack of liquidity has negatively affected the price of the shares.


                      ALLEN BERNSTEIN AND TOM BALDWIN HAVE
               ENRICHED AND ENTRENCHED THEMSELVES AT YOUR EXPENSE

         Not only have Allen Bernstein and Tom Baldwin provided a below average return to shareholders since Morton's became a public company but they have unduly enriched themselves for the past decade at your expense. Messrs. Bernstein and Baldwin and their management team receive lucrative cash compensation and, according to Morton's proxy statement, the employees of the company, primarily Messrs. Bernstein and Baldwin, have been granted approximately 1.7 million options. There are currently 1.16 million options outstanding, representing approximately 22% of the fully-diluted shares outstanding. This means they will receive approximately 22% of the upside on any increase in value of Morton's - whether they are responsible for it or not. The company's last Form 10-K indicated that the Board of the company granted an average of approximately 300,000 options to management per year for the last three years, or approximately 17% of the fully diluted shares outstanding, a substantial portion of which was granted to Messrs. Bernstein and Baldwin. Why does this board continue to richly reward such poor performance?

         Mr. Bernstein claims that he and Tom Baldwin beneficially own 12.6% of Morton's common stock. The truth is that, without the options their crony Board granted to them, they only own 274,705 shares, representing 6.6% of the outstanding shares. In fact, without Messrs. Baldwin's and Bernstein's shares, the other seven members of the Board own only 11,270 shares, representing less than 0.3% of the shares outstanding. Since Morton's has been a public company, Mr. Bernstein has exercised options for at least 238,105 shares of stock, 228,105 of which were exercised for $0.07 per share. That's a total investment of $16,000 for substantially all of the shares actually owned by Allen Bernstein. Therefore, even though Morton's share price performance has lagged behind the overall markets, Messrs. Bernstein and Baldwin have made money through their options, primarily at your expense. By way of comparison, BFMA has invested in excess of $8,000,000 in cash to purchase Morton's common stock and even the BFMA nominees, who own only 5,500 shares of Morton's common stock directly, have invested in excess of $100,000 in their stock. Are Messrs. Bernstein's and Baldwin's interests really the same as yours?

         Messrs. Bernstein and Baldwin also currently serve on the boards of numerous unrelated restaurant companies with some related to John Castle of Castle Harlan. Morton's 1999 proxy statement indicated that Messrs. Bernstein and Baldwin took an undisclosed amount of consulting fee income and equity securities from Wilshire Restaurant Group -- another Castle Harlan restaurant -- Are we paying them in excess of $2.4 million per year to work part-time? Whose interests do they really serve?

         To add insult to injury, Allen Bernstein, Tom Baldwin and their crony Board have entrenched themselves as well. This means that it would be difficult and expensive if shareholders wanted to unseat the Board and make changes at the company. Morton's has a number of significant anti-takeover devices put in place by management and the Board, including:

         o A Rights Agreement, commonly known as a "poison pill", which was implemented without shareholder approval, makes an acquisition of Morton's by a purchaser not approved by the Board practically impossible by permitting the amount of Morton's stock outstanding to be dramatically increased in the face of such a proposed acquisition. As described in Morton's Annual Report on Form 10-K published last month, this "pill" automatically goes into effect "10 days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15%" of Morton's stock. In other words, once BFMA or any other would-be purchaser NOT approved by the Board merely announced its intention to make a tender offer to acquire Morton's, the poison pill would be triggered; and

         o A staggered board, divided into three classes meaning that, even if 100% of the shareholders vote to change the Board, only three directors could be replaced at this meeting.


         Therefore, even if BFMA, or anyone else, made an offer to buy the company through a tender offer or otherwise, the Board would still have to approve the transaction in advance. This serves only to entrench Allen Bernstein, Tom Baldwin and their crony Board and make it difficult for shareholders to make changes at the company even when they believe that the current board is not representing the shareholder's interests. This protects their interests not yours!

         The Board has taken a number of actions to make it more difficult and more expensive for BFMA or anyone else to purchase the company. First, in the face of BFMA's interest in Morton's, the Board recently modified the company's poison pill. Second, Allen Bernstein and his crony Board have granted lucrative employment agreements and change of control agreements to Messrs. Bernstein, Baldwin and at least five others, some of which were granted as soon as BFMA's ownership interest and desire to meet with Morton's became known.

         According to Allen Bernstein's employment agreement, he is entitled to five years notice of termination and five years' salary and prorated bonus plus expenses and benefits following termination. He doesn't have to be fired to receive these payments, he just has to quit for "good reason." At his option, he can take as much as $4 million in a lump sum payment. This includes $17,200 per month in the form of an "expense account parachute." This payment to Mr. Bernstein equates to approximately $1.00 per share of value which a potential acquiror would not pay to the shareholders because they have to pay it to Mr. Bernstein. Tom Baldwin just received a new employment agreement, which entitles him to three years pay and perks. In total, seven employees have new change of control agreements that entitled them to three times their salary even if they quit for "good reason" after a change of control. In the aggregate, these termination and change of control payments could add approximately $7.4 million to the cost of buying the company, or $1.74 per share of value that would otherwise have been paid to the shareholders for their shares.

         Management currently has 1,159,337 options outstanding with an average exercise price of $16.10. If BFMA purchases Morton's at its offer price of $28.25, these options would have cost you $3.38 of value for each of your shares. At a purchase price of $28.25 per share, on average, each option will cost BFMA an estimated $12.15. This is an aggregate $14.1 million in extra purchase price that a buyer has to consider as a cost of the acquisition. If the option grants were not so excessive, you could have received an additional $3.38 per share. Add to this amount the approximate $7.4 million for termination and change of control payments, which is another $1.74 a share. Between their options, employment agreement payments and change of control agreement payments, the shareholders could have received an additional $5.12 for each of their shares.

         The stock repurchases coupled with Morton's excessive option grants to management further increase management's upside and increase shareholder dilution. Perhaps Messrs. Bernstein, Baldwin and Castle are planning to use your money to continue to buy shares of Morton's common stock on the open market as a prelude to taking Morton's private.


              BASELESS ATTACKS ON THE BFMA NOMINEES AND PRINCIPALS

         MR. BERNSTEIN CLAIMS: "These [BFMA] nominees will surely serve the interests of Florescue and BFMA, but we seriously question whether they will serve your interests and the interests of other Morton's shareholders."

         THE TRUTH IS: BFMA's interests ARE the same as yours. While BFMA is very interested in acquiring Morton's, we are waging this proxy battle to get Morton's to put itself up for sale to the highest bidder. BFMA realizes that, in such a process, it may not be the highest bidder and that if another bidder offers to purchase Morton's at a higher price, BFMA will either increase its offer price or be topped. Remember, the BFMA nominees would represent a minority of the Board and it would require at least two other directors to effect any action. BFMA and the BFMA nominees have not deviated from their request that Morton's should promptly be resold to the highest bidder so that ALL of Morton's shareholders will have an opportunity to maximize the value of their shares. Our interests ARE your interests. BFMA is a shareholder that is very disappointed that Morton's stock hasn't performed better. We believe that the shares will never realize their true potential value with the current Board and management team in place.

         We initially attempted to share some of our thoughts with Mr. Bernstein and to make some friendly and informal suggestions regarding freeing up the trapped value in the shares. Mr. Bernstein refused to meet with us. However, Mr. Baldwin and Mr. Bernstein indicated that they weren't interested in our advice and then attacked us in writing. Perhaps, they believe that the BFMA nominees will not serve the personal interests of Morton's current management. We view a sale of the company to BFMA or a third party as the only way to stop the transfer of shareholder value to management before it's too late. BFMA has offered to purchase all of the shares of Morton's for $28.25 per share in cash and would consider offering a higher price if Morton's management and Board were able to demonstrate value not apparent in the publicly available information. If the Board is willing to truly explore a sale of the company, we believe that $28.25 is the minimum price shareholders would receive for their shares.

         MR. BERNSTEIN CLAIMS: "They [the BFMA nominees] are just representatives of Barry Florescue..."

         THE TRUTH IS: Messrs. Miersch, Delany and Bloom have represented that, subject to their fiduciary duties to Morton's shareholders, they will seek to convince other members of the Board to vote with them to form a Special Committee of the Board and hire independent financial and legal advisors to arrange a prompt sale of Morton's to the highest bidder and on the most favorable terms available to Morton's. They will represent ALL of the shareholders. Given Mr. Bernstein's own actions, it is offensive and hypocritical that he would allege that these three upstanding and successful citizens would do anything other than fulfill their fiduciary and other duties to the shareholders of Morton's. What is perfectly clear is that the incumbent Board has not done a good job of representing your interests as shareholders - and that they are resistant to the idea of bringing people in who will seek to maximize the value of your shares and shake up their "crony club." We note that, if Messrs. Miersch, Delany and Bloom are elected, the BFMA nominees will constitute a minority of the current nine members of the Board. Accordingly, the BFMA nominees would not be in a position, without the support of at least two other members of the Board, to effect any action. We ask you to elect the BFMA nominees as a means of keeping the Morton's board honest and providing some oversight to the process.

         MR. BERNSTEIN CLAIMS: That Mr. Florescue, BFMA's President and Chief Executive Officer has a track record of acting contrary to shareholder interests and for his own financial gain, which leads them to publicly question his true motivation and that "his public restaurant experience was the subject of devastating criticism in the national press."

         THE TRUTH IS: In his letter, Mr. Bernstein had a number of uncomplimentary things to say about Mr. Florescue, based on a 14 year-old magazine article and other commentary from his apparent background search. We believe that Mr. Bernstein's attacks against Mr. Florescue are unwarranted. BFMA has offered to acquire all of the shares of Morton's for $28.25 per share IN CASH. Mr. Florescue's stewardship of BFMA, Horn & Hardart Co. and other companies is irrelevant to the fact that BFMA is willing to pay a premium of 36% above the weighted average closing price of the shares for the 20 trading days prior to May 1, 2001, the day BFMA announced its offer. If BFMA purchases Morton's, the company would be privately-held and the current shareholders would no longer have a continuing interest in Morton's going forward.

         Furthermore, the alleged facts underlying Mr. Bernstein's attacks on Mr. Florescue's activities are misleading and incomplete. These are nothing more than Mr. Bernstein's crafty way to deflect the criticism that should fall on Mr. Bernstein himself. Mr. Bernstein uses words like "findings" and "charged" to distract you from the facts. The fact is, when you are a successful, hard driving businessperson like Mr. Florescue, certain people will try to take advantage of you (similar to the way Mr. Bernstein and his Board are taking advantage of you now). Mr. Florescue has simply fought for his rights and has successfully dealt with each situation raised by Mr. Bernstein as described below. We suggest that you judge for yourself rather than take Mr. Bernstein's "spin" at face value.

Horn & Hardart

         Despite the allegations that the author of the 1987 Forbes article cited by Mr. Bernstein wrote about Mr. Florescue, the shareholder returns at Horn & Hardart show unequivocally that Mr. Florescue created a tremendous amount of shareholder value. The 819% cumulative total return enjoyed by Horn & Hardart shareholders during the ten year period from Mr. Florescue's arrival in October 1977 to the date of the magazine article in June 1987 -- as shown in the graph below -- far exceeds the feeble 35% cumulative total return to shareholders during Messrs. Bernstein's and Baldwin's nearly nine years as senior officers and directors of Morton's as a public company. You decide which executive created more value for his respective shareholders.

[GRAPHIC OMITTED]

                    OCT-77    DEC-77   DEC-78   DEC-79   DEC-80  DEC-81   DEC-82   DEC-83  DEC-84   DEC-85   DEC-86  JUN-87
                    ------    ------   ------   ------   ------  ------   ------   ------  ------   ------   ------  ------
Horn & Hardart       $ 100     $132     $193    $ 480    $ 691   $ 491    $ 985   $1,360   $ 764    $ 558    $ 891   $ 919
NASDAQ               $ 100     $108     $121    $ 155    $ 207   $ 201    $ 238    $ 286   $ 254    $ 333    $ 358   $ 436
Dow Jones            $ 100     $102      $98    $ 102    $ 118   $ 107    $ 128    $ 154   $ 148    $ 189    $ 232   $ 292


Century Bank

         In February 1997, the Office of Thrift Supervision (the "OTS") made certain allegations that Mr. Florescue abused his ownership and control of Century Bank (of which he owns 98%). These were allegations and nothing else. In order to avoid the long and costly process of litigating with the OTS, Mr. Florescue signed a stipulation agreement with the OTS neither admitting nor denying any of the allegations and agreed to pay a nominal fine. Since that time, there have been no issues with the OTS, and Mr. Florescue continues to own Century Bank while remaining on the bank's board and serving as Chairman and CEO of the bank's holding company. Today Century Bank is twice as large as it was in 1997 and its net worth is 300% higher than it was at the end of 1996. It is a credit to Mr. Florescue that he avoided a potential loss of Century Bank and costly litigation.

Schupak

         Mr. Schupak did sue Mr. Florescue in 1992, as Mr. Bernstein's letter suggests. However, the lawsuit was simply a stalling tactic by Mr. Schupak, an experienced lawyer. In 1998, the lawsuit was settled and Mr. Schupak subsequently turned over to Mr. Florescue a significant amount of cash and other assets.

Commonwealth

         Mr. Florescue was sued by Commonwealth Savings and Loan Association in 1987, as Mr. Bernstein's letter suggests. However, the lawsuit occurred after Mr. Florescue and his affiliates refused to purchase Commonwealth without being afforded the opportunity to perform customary due diligence. Mr. Florescue believes the lawsuit was filed because the Chairman of Commonwealth was attempting to hide the criminal actions of the Chairman's brother which actions resulted in the brother being sentenced to almost 4 years in Federal prison and ordered to pay restitution of $33 million. Soon thereafter, Commonwealth was forced into liquidation by the regulators.

         Perhaps the Morton's Board is attacking Mr. Florescue because Allen Bernstein, Tom Baldwin and John Castle will do anything in their power not to sell Morton's to BFMA or anyone, even if it means that they spend your money to retain their coveted positions.

                       THE BFMA OFFER IS REAL AND CREDIBLE

         On May 1, 2001, BFMA sent a letter to Mr. Bernstein and the Board making a fully financed offer to acquire all of the shares of Morton's at $28.25 per share in cash. To finance the offer, in addition to BFMA's own commitment to provide no less than $20 million of equity to the acquisition, BFMA has received a commitment from Icahn Associates Corp., an affiliated entity of Carl C. Icahn, to provide $240 million of financing. This is more than enough capital to consummate the purchase of Morton's at our offer price, refinance any debt of Morton's and pay the necessary fees and expenses of a transaction of this nature. To date, BFMA has expended substantial resources in connection with its offer, including its investment of more than $8,000,000 in Morton's common stock and the expenditure of millions of dollars on commitment fees, legal fees and related expenses in connection with this process.


                        NOW IS THE TIME TO EXPLORE A SALE

         Despite Morton's reported record operating performance in fiscal year 2000, its stock trades at very low multiples of its EBITDA (earnings before depreciation, amortization, interest and taxes) and earnings per share compared to comparable companies. We believe that Morton's poor valuation and low multiples are not temporary anomalies. Rather, they are based on the relatively small size of Morton's total market capitalization, the very limited liquidity in Morton's stock due in large part to management's significant stock buy backs, the poor communication by management with its shareholders, the lack of sponsorship of the stock, and the volatile nature of the restaurant industry. The poor valuations and low multiples are therefore unlikely to improve in the future. Morton's should not be a public company.

         We question the commitment of Allen Bernstein, Tom Baldwin, John Castle and the other Morton's directors to maximize shareholder value for ALL shareholders. BFMA has learned from its discussions with industry contacts, investment bankers and other shareholders of Morton's that Mr. Bernstein has been approached about various sale-type transactions. BFMA believes Mr. Bernstein and the other directors have been resistant to these offers because they realize that, in any such transaction, they would no longer be officers or directors of Morton's. Further, we believe that Messrs. Bernstein, Baldwin and Castle may be planning to use your money to continue to buy shares of Morton's common stock on the open market as a prelude to taking Morton's private for themselves at a lower price.

         Or maybe it is the lucrative salaries, bonuses, cheap option packages and other compensation that keeps them from exploring a sale. Or it could just be the great tickets to basketball games and the free steaks and wine. Whatever the reason, it is apparent that, given their track record, you should not want it to continue any longer.


                VOTE NOW TO PROTECT THE VALUE OF YOUR INVESTMENT

         Each Morton's shareholder has a clear-cut choice: vote for the three BFMA nominees who will attempt to convince the other directors to form a Special Committee to explore the sale of Morton's OR choose the status quo and allow management to continue to act in its own self-interest. Management's inaction speaks for itself. We believe that they are more interested in keeping their positions and perquisites than in maximizing shareholder value. Their request that you stick with them is neither credible nor likely to result in a higher value for your shares.

         A VOTE FOR THE BFMA NOMINEES IS A VOTE FOR SHAREHOLDER VALUE. IF YOU BELIEVE THAT MORTON'S SHOULD EXPLORE A SALE TO THE HIGHEST BIDDER TO MAXIMIZE VALUE, YOU MUST ACT NOW! YOUR VOTE AND PROMPT ACTION ARE IMPORTANT. WE URGE YOU TO GRANT YOUR PROXY FOR THE BFMA NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.

                                            Sincerely,

                                            /s/ Barry Florescue

                                            Barry Florescue
                                            President and Chairman of the Board
                                              of BFMA Holding Corporation



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



                            BFMA HOLDING CORPORATION
                         50 EAST SAMPLE ROAD, SUITE 400
                             POMPANO BEACH, FL 33064


                                                                     May 8, 2001

Dear Fellow Shareholder:

         We recently sent you a proxy statement and BLUE proxy card in connection with the upcoming meeting of Morton's shareholders, currently scheduled for this Thursday, May 10, 2001. To protect your investment, we urge you to sign, date and return the enclosed BLUE proxy card TODAY. If you previously voted for management's slate of directors, it is not too late to change. Call Innisfree M&A Incorporated at 1-212-750-8253 for assistance. Vote FOR the BFMA nominees TODAY.

         BFMA is waging this proxy battle to give you - the shareholders - an opportunity to tell management that you want the company put up for sale NOW. The Morton's shareholders should vote FOR the BFMA nominees in order to communicate to management their desire to explore a sale of the company. Despite what management and the board say now, after this election, if Messrs. Bernstein, Baldwin and Castle are re-elected to the board, there will be little else any shareholder could do to influence their behavior. The only leverage that shareholders have now is their right to vote to unseat the incumbent directors. Your vote for the BFMA nominees today will keep the pressure on the incumbent board and force them to act in the interests of the shareholders.

         On May 2, 2001, we sent you a letter setting forth the real issues in this election. Today, we wish to respond to certain misinformation we believe is being spread by Tom Baldwin, Morton's CFO, in management's effort to scare you into voting for its slate of directors. Why Tom Baldwin and not Allen Bernstein, Morton's Chairman and CEO? Apparently, Mr. Bernstein does not speak with any of Morton's shareholders, not even its largest institutional shareholders. This is appalling behavior for the CEO of a public company. Even Jack Welch, Chairman and CEO of General Electric Co., one of the largest companies in the world, speaks with his institutional shareholders. Why is Allen Bernstein hiding from you?

         Meanwhile, Mr. Baldwin has been making some misinformed and deceptive claims about BFMA. These claims did not persuade Institutional Shareholder Services ("ISS"), the nation's leading independent provider of proxy voting and governance advice to major institutional investors. After you read our responses, the claims should not persuade you either.

                ISS SUPPORTS THE BFMA NOMINEES AND THEIR PLATFORM

         On Friday, May 4, ISS issued its report and recommended that shareholders of Morton's vote FOR BFMA's dissident slate of nominees at Morton's annual meeting.

         The ISS recommendation stated: "To ensure that the company will consider a sale in an expedient and fair manner to all shareholders, ISS believes that shareholders should support the dissident slate of nominees." In reaching its conclusion, the ISS report stated, "The critical issue to consider is whether or not management will seriously consider the dissidents' offer or any other offer for the company in a manner befitting the best interests of shareholders. Under BFMA's bid, shareholders would receive at least $28.25 per share, which represents an adequate premium over the company's stock price if the company initiated a process to sell the company. It is indisputable that the board cannot ignore the strategic alternative of selling the company as a means to maximize shareholder value." The ISS report continued, "Given the company's lack of liquidity in its shares, the unimpressive stock performance based on three-year total shareholder returns and the increased competition in the restaurant industry, ISS believes that a potential sale of the company should seriously be considered by the board."

         The ISS report further noted that, ". . . ISS believes the board should have delayed the meeting in light of BFMA's recent bid. Given BFMA's bid, we believe that shareholders should be given the opportunity to evaluate the board's process in evaluating the bid, a possible sale of the company, and the subsequent outcome of the process. ISS believes that the postponement of the meeting would provide shareholders with more information to better assess the board's motives before deciding on which nominees would best serve the interest of all shareholders (emphasis added)." The ISS report further stated the ISS' belief that "the [BFMA] dissidents have a single goal: to maximize shareholder value by exploring a sale of the company to BFMA or the highest bidder."

         ISS issued its report after considering the facts and holding discussions with Tom Baldwin, Morton's CFO, and Mark Weingarten, Morton's General Counsel, and with Barry W. Florescue, the Chairman of the Board and President of BFMA, and his representatives. It is clear that ISS saw the real economic and corporate governance issues in this situation and was not distracted by the misinformation and deceptive claims of Morton's management.

                              BFMA'S OFFER IS REAL

         On May 1, 2001, BFMA sent a letter to Allen Bernstein offering to acquire all of the shares of Morton's at $28.25 per share in cash. What is not "real" about that? BFMA has committed a substantial amount of capital and resources to make it clear to Morton's board and everyone else that it is serious about its desire to acquire the company. To date, BFMA has invested more than $8,000,000 in Morton's stock and expended millions more on commitment fees, legal fees and related expenses in connection with this process. BFMA has committed to provide no less than $20 million of equity to the acquisition and has received a commitment from Icahn Associates Corp., an affiliated entity of Carl C. Icahn, to provide $240 million of bridge financing. This is more than enough capital to consummate the purchase of Morton's at BFMA's offer price. Any claims by Morton's that BFMA's offer is not real are simply excuses. What is clear to us is that neither Mr. Baldwin nor Morton's board wants to acknowledge that BFMA's offer is real. In the week since BFMA made its offer, no one from the company or any of their advisors has returned our repeated telephone calls nor have they contacted BFMA to discuss the offer.

         We understand that Mr. Baldwin claims that BFMA's offer would only be real if BFMA commenced a tender offer. This is disingenuous at best. Morton's has a number of significant anti-takeover devices put in place by management and the board, including a "poison pill," which was implemented without shareholder approval. It makes an acquisition of Morton's by a purchaser not approved by the board practically impossible by permitting the amount of Morton's stock outstanding to be dramatically increased in the face of such a proposed acquisition. As described in Morton's Annual Report on Form 10-K published last month, this "pill" automatically goes into effect "10 days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15%" of Morton's stock. In other words, once BFMA or any other would-be purchaser NOT approved by the board merely announced its intention to make a tender offer to acquire Morton's, the poison pill would be triggered. Therefore, even if BFMA commenced a tender offer, the board would still have to approve the transaction in advance. They could still just say "no."

         Given Morton's response to BFMA's initial overtures and the board's recent actions to entrench themselves and management, BFMA does not believe that announcing a tender offer would be effective or prudent. The tender process is expensive and would serve only to reduce the amount BFMA could pay to Morton's shareholders for their shares. This serves the board's interest, not yours.

        BFMA'S COMMITMENT FOR FINANCING FROM ICAHN ASSOCIATES IS CREDIBLE

         BFMA paid Icahn Associates Corp. a $1.5 million commitment fee to obtain a commitment to provide the bridge financing for BFMA's offer. Although this commitment has a few conditions, they are less onerous than conditions typically found in commitment letters furnished by other financing sources. These conditions are reasonable, especially considering the offer was made without the cooperation of Morton's management or the board. We note that the bridge financing will be collateralized not only by the assets of Morton's but also by the stock of BFMA's operating subsidiary Marietta Corporation. Therefore, BFMA is confident that, although the cost of capital for the financing appears expensive and the leverage seems high, BFMA, as a whole, has the wherewithal to comfortably service its debt.

          BFMA IS COMMITTED TO PAYING AT LEAST $28.25 PER SHARE IN CASH

         BFMA has repeatedly stated that it is committed to paying at least $28.25 for each share of Morton's and that it would consider raising its offer if Morton's management and board were able to demonstrate value not apparent from the publicly available information. However, BFMA is not asking you to vote on its offer price today. BFMA is requesting that the company initiate a sale process and that BFMA be given a fair chance to participate in that process. If another bidder emerges to purchase Morton's at a higher price, BFMA will either increase its offer price or be topped. This proxy fight is about the process - not about the price.

         We understand that Mr. Baldwin has alleged that BFMA has a history of bidding high initially and lowering its price later. Let's look at the facts. BFMA has previously made offers to acquire two other public companies: Marietta Corporation and Guest Supply, Inc. BFMA ultimately acquired Marietta and was outbid by a larger public strategic competitor for Guest Supply.

         Let's address Marietta first. During the sale process for Marietta, which took more than one year, the company's operating performance collapsed, with cash flow decreasing more than 35%. Notwithstanding the collapse, BFMA continued with the sale process and, fourteen months later, ultimately purchased Marietta. At that time, a special committee of the board of directors of Marietta received a fairness opinion rendered by Goldman Sachs & Co., one of the preeminent investment banks in the world, that the price per share that BFMA paid to the then shareholders of Marietta was fair, from a financial point of view.

         As for Guest Supply, BFMA began its negotiations with management on a friendly basis in early May 2000. By November 2000, negotiations had broken off and management's projections turned out to be overly optimistic. The company had reported its June and September quarterly results at levels well below what management was indicating only a few months earlier. In addition, during the six month period, there was a substantial deterioration in public market and private valuation multiples and in the overall financial markets. Despite these negative trends, BFMA remained steadfast in its desire to purchase Guest Supply and in November 2000 made a formal offer, albeit at a lower price than its earlier offer. In January 2001, Sysco Systems, Inc., a public company in the distribution business with a market capitalization of $20 billion, topped BFMA's offer by agreeing to pay a premium of approximately 55% above the share price the day prior to BFMA's first public offer and approximately 24% over BFMA's offer price. It is worth noting that the shareholders of Guest Supply were substantially better off as a result of BFMA's efforts to acquire that company.

         SO, WHAT IS MR. BALDWIN'S CONCERN? BY MAKING THE ANALOGY TO THE MARIETTA SITUATION, IS HE IMPLYING THAT MORTON'S FINANCIAL PERFORMANCE IS GOING TO DETERIORATE? OR IS HE AFRAID OF ANOTHER BUYER OFFERING A SUBSTANTIALLY HIGHER PREMIUM FOR MORTON'S SHARES, AS HAPPENED IN THE GUEST SUPPLY SITUATION? WHICH IS IT?

                  DON'T FORGET THE REAL ISSUES IN THIS ELECTION

o Morton's shares have underperformed the overall market - in fact, over the last eight years, you would have done better depositing your money in a savings account. Allen Bernstein and his board are responsible for the low value and illiquid nature of the shares and for the shares trading at very low multiples.

o There is substantial value in Morton's that Allen Bernstein and his board have failed to deliver to you - primarily due to poor business and financial judgment, excessive overhead spending and dilution to value through excessive option grants to themselves. Allen Bernstein's track record in the restaurant business and specifically at Morton's has included a string of failures.

o Allen Bernstein and Tom Baldwin have enriched and entrenched themselves at your expense through high salaries, bonuses and cheap options and through a poison pill, a staggered board and lucrative employment and change of control agreements. They have actively resisted other expressions of interest in acquiring Morton's.

o BFMA has made a fully financed offer to purchase ALL of the Morton's shares for $28.25 per share in cash -- a premium of 36% above the weighted average closing price of the shares for the 20 trading days prior to May 1, 2001, the day BFMA announced its offer, and higher than Morton's shares have ever traded.

                               THE CHOICE IS YOURS

         In the next two days, you have a simple but important choice to make: you can support the status quo and suffer with a low multiple, low value and illiquid stock OR you can vote for the BFMA nominees, telling Morton's management and board that you are tired of their delay and you want them to explore a sale of the company - NOW.

         The BFMA nominees are committed to affording the Morton's shareholders, the TRUE owners of the company, the opportunity to consider BFMA's offer as well as any other potential transactions that would provide a greater value to Morton's shareholders. BFMA has offered to purchase all of the shares of Morton's for $28.25 per share in cash and will consider offering a higher price if Morton's management and board are able to demonstrate value not apparent in the publicly available information.

         A VOTE FOR THE BFMA NOMINEES IS A VOTE FOR SHAREHOLDER VALUE. IF YOU BELIEVE THAT MORTON'S SHOULD EXPLORE A SALE TO THE HIGHEST BIDDER TO MAXIMIZE VALUE, YOU MUST ACT TODAY! THE ANNUAL MEETING IS ONLY TWO DAYS AWAY! YOUR VOTE AND PROMPT ACTION ARE IMPORTANT. WE URGE YOU TO GRANT YOUR PROXY FOR THE BFMA NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.

                                             Sincerely,
                                             /s/ Barry Florescue

                                             Barry Florescue
                                             President and Chairman of the Board
                                               of BFMA Holding Corporation